BANK ONE CORPORATION
1 Bank One Plaza
Chicago, Illinois 60670



March 30, 2001

To Our Stockholders:

I am pleased to invite you to attend the Annual Meeting of Stockholders of BANK ONE CORPORATION. The meeting will be held at 9:30 a.m., Chicago time, Tuesday, May 15, 2001, at the Bank One Auditorium located at 1 Bank One Plaza in the Chicago Loop, bounded by Madison, Clark, Monroe and Dearborn Streets. Please use the Dearborn Street entrance to the Bank building.

Matters scheduled for consideration at this meeting are the election of 14 directors, ratification of the appointment of KPMG LLP as independent auditor for 2001, approval of an increase in the number of shares of Bank One's authorized common stock, and approval of the performance goals under two performance-based compensation plans. The meeting will also provide an opportunity to review with you the business of Bank One and its subsidiaries during 2000.

Your vote is important no matter how many shares you own. I encourage you to vote your shares by telephone or via the Internet. Instructions are included with the proxy card. Or, you may vote by mail by signing, dating and returning the proxy card in the accompanying envelope. If you do attend the meeting and desire to vote in person, you may do so even though you have previously submitted your proxy.

I look forward to seeing you at the meeting.

Sincerely,

JAMES DIMON
Chairman of the Board and
Chief Executive Officer



NOTICE OF ANNUAL MEETING
OF STOCKHOLDERS

MAY 15, 2001

To Our Stockholders:

The Annual Meeting of Stockholders of BANK ONE CORPORATION will be held on Tuesday, May 15, 2001, at 9:30 a.m., Chicago time, at the Bank One Auditorium, 1 Bank One Plaza, Chicago, Illinois, for the purpose of considering and voting upon:

1. The election of 14 directors for a term of one year;

2. The ratification of the appointment of KPMG LLP as Bank One's independent auditor for 2001;

3. Approval of an amendment to Bank One's Restated Certificate of Incorporation to increase the number of shares of authorized common stock;

4. Approval of the performance goals under the Stock Performance Plan;

5. Approval of the performance goals under the Planning Group Annual Incentive Plan; and

6. Such other business as may properly come before the meeting or any adjournments thereof.

The record date for determining stockholders entitled to notice of, and to vote at, the meeting is the close of business March 16, 2001.

By order of the Board of Directors,

CHRISTINE A. EDWARDS
Secretary

March 30, 2001

PLEASE VOTE BY TELEPHONE OR INTERNET, OR COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED.

The Proxy Statement, proxy card and Bank One's 2000 Annual Report will be mailed to each stockholder commencing on or about April 2, 2001.

TABLE OF CONTENTS

BANK ONE CORPORATION
1 Bank One Plaza
Chicago, Illinois 60670

PROXY STATEMENT
FOR
ANNUAL MEETING TO BE HELD MAY 15, 2001

We are providing these proxy materials in connection with the solicitation by the Board of Directors of BANK ONE CORPORATION of proxies to be voted at Bank One's Annual Meeting of Stockholders to be held on May 15, 2001, and at any adjournment of the meeting.

GENERAL INFORMATION ABOUT THE MEETING AND VOTING

Who may vote at the meeting?

The Board has set March 16, 2001, as the record date for the meeting. If you were the owner of Bank One common stock at the close of business on March 16, 2001, you may vote at the meeting. You are entitled to one vote for each share of common stock you held on the record date, including shares:

- held directly in your name with our transfer agent, First Chicago Trust Company of New York (operating through a Division of EquiServe Limited Partnership), as a "holder of record",

- held for you in an account with a broker, bank or other nominee (shares held in "street name"), and

- credited to your account in Bank One's 401(k) Savings and Investment Plan or other stock ownership plan.

Each share of our common stock has one vote on each matter to be voted on.

How many shares must be present to hold the meeting?

A majority of Bank One's outstanding shares of common stock as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. On the record date, there were 1,165,324,418 shares of Bank One common stock outstanding. Your shares are counted as present at the meeting if you:

- are present and vote in person at the meeting; or

- have properly submitted a proxy card or voted over the telephone or the Internet prior to the meeting.

What proposals will be voted on at the meeting?

There are five proposals scheduled to be voted on at the meeting:

- election of 14 directors;

- ratification of the appointment of KPMG LLP as independent auditor;

- approval of an increase in the number of shares of authorized common stock;

- approval of the performance goals under the Stock Performance Plan; and

- approval of the performance goals under the Planning Group Annual Incentive Plan.

How many votes are required to approve each proposal?

Directors will be elected by a plurality of the votes cast at the Annual Meeting. This means that the 14 nominees who receive the largest number of "FOR" votes cast will be elected as directors.

The proposal to increase Bank One's authorized common stock requires the "FOR" vote of a majority of the outstanding shares entitled to vote on that proposal.

Each other proposal being voted on requires the "FOR" vote of a majority of the shares present in person or by proxy at the meeting and entitled to vote on that proposal.

How are votes counted?

You may either vote "FOR" or "WITHHOLD" authority to vote for each nominee for the Board of Directors. You may vote "FOR", "AGAINST" or "ABSTAIN" on the other proposals. If you withhold authority to vote with respect to any nominee, your shares will be counted for purposes of establishing a quorum, but will have no effect on the election of that nominee. If you abstain from voting on the other proposals, your shares will be counted as present for purposes of establishing a quorum, and the abstention will have the same effect as a vote against those proposals. If you just sign and submit your proxy card without voting instructions, your shares will be voted "FOR" each director nominee and "FOR" each of the other proposals.

If you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote. Shares that are not voted by brokers with respect to a particular proposal will be treated as shares present for purposes of establishing a quorum, but are not considered as entitled to vote on the proposal in question, thus effectively reducing the number of shares needed to approve the proposal.

How does the Board recommend that I vote?

The Board of Directors recommends that you vote "FOR" each of the director nominees and "FOR" each of the other proposals.

How do I vote my shares without attending the meeting?

Whether you hold shares directly, in street name, or through a stock ownership plan, you may direct your vote without attending the Annual Meeting. If you are a shareholder of record or hold shares through the 401(k) or other plan, you may vote by granting a proxy, as follows:

- By Telephone or the Internet—You may submit your proxy by following the instructions on the proxy card. If you vote in this way, you do not need to return your proxy card. The telephone and Internet voting procedures are designed to authenticate your identity as a stockholder, allow you to give your voting instructions and confirm that your instructions have been recorded properly.
- By Mail—You may vote by mail by signing and dating your proxy card and mailing it in the envelope provided. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example as guardian, executor, trustee, custodian, attorney or officer of a corporation), you should indicate your name and title or capacity.

The deadline for telephone and Internet voting is 11:59 p.m. Eastern Daylight Savings Time on May 14, 2001.

For shares held in street name, you should follow the voting directions provided by your broker or nominee. You may complete and mail a voting instruction card to your broker or nominee or, in most cases, submit voting instructions by telephone or the Internet. If you provide specific voting instructions by mail, telephone or the Internet, your shares will be voted by your broker or nominee as you have directed.

How do I vote my shares in person at the meeting?

Even if you plan to attend the meeting, we encourage you to vote by telephone, Internet or mail so your vote will be counted if you later decide not to attend the meeting.

If you choose to vote at the Annual Meeting:

- If you are a stockholder of record, to vote your shares at the meeting you should bring the enclosed proxy card and proof of identity.

- If you hold your shares in street name, you must obtain a proxy in your name from your bank, broker or other holder of record in order to vote at the meeting.

Bring the bottom portion of your proxy card (for record holders) or proof of beneficial ownership (for street name holders) such as a recent brokerage statement or a letter from your bank or broker, and proof of identity to the meeting. If you vote by mail, please also check the box on the card indicating that you will attend.

What does it mean if I receive more than one proxy card?

It means you hold shares registered in more than one account. To ensure that all your shares are voted, sign and return each proxy card, or if you vote by telephone or Internet, vote once for each proxy card you receive.

May I change my vote?

Yes. Whether you have voted by mail, telephone or the Internet, you may change your vote and revoke your proxy by:

- submitting a properly signed proxy card with a later date,

- voting by telephone or the Internet at a later time,

- voting in person at the Annual Meeting, or

- sending a signed statement to that effect to Bank One Corporation, Attn: Secretary, 1 Bank One Plaza, Mail Code IL1-0276, Chicago, Illinois 60670-0276.

Is the meeting location accessible to people with disabilities?

Yes. The Bank One Auditorium, in which the meeting will be held, offers access for people using wheelchairs and headsets for the hearing-impaired. Stockholders who wish to arrange for either of these services are invited to call (312) 732-8208 by Friday, May 11, 2001.

PROPOSAL 1—ELECTION OF DIRECTORS
Election of the 14 nominees listed below

Directors and Nominees

The 14 director nominees listed below are proposed to be elected to hold office until the next annual meeting of stockholders and until their successors are elected and have qualified. It is intended that shares represented by proxies solicited on behalf of the Board of Directors will be voted for the nominees listed below. If any nominee is unable or declines to serve, an event that is not anticipated, proxies may be voted at the Annual Meeting for another person in place of that nominee, or the number of directors constituting the Board may be reduced.

The name, principal occupation and certain biographical information of each nominee are provided below. The year in which each became a director of Bank One or its predecessors also is provided. Each nominee currently is serving as a director of Bank One.



John H. Bryan

Director since 1982

Age: 64

Principal Occupation: Chairman of the Board of Sara Lee Corporation, a global packaged food and consumer products company, since 1976

Other Directorships: BP Amoco p.l.c.; General Motors Corporation; Goldman Sachs & Co.; Sara Lee Corporation



James S. Crown

Director since 1991

Age: 47

Principal Occupation: General Partner of Henry Crown and Company (Not Incorporated), a diversified investment company, since 1985

Other Directorships: General Dynamics Corporation; Sara Lee Corporation



James Dimon

Director since March 2000

Age: 45

Principal Occupation: Chairman and Chief Executive Officer of Bank One since March 27, 2000

Recent Business Experience: November 1998-March 2000—private investor; October-November 1998—President, Citigroup, Inc., and Chairman and Co-Chief Executive Officer of Salomon Smith Barney Holdings, Inc.; November 1993-October 1998—President and Chief Operating Officer, Travelers Group, as well as executive positions with Travelers' subsidiaries Smith Barney, Inc. and Salomon Smith Barney Holdings, Inc. during that period

Other Directorships: Tricon Global Restaurants, Inc.



Dr. Maureen A. Fay, O. P.

Director since 1985

Age: 66

Principal Occupation: President of University of Detroit Mercy since 1990

Other Directorships: Kelly Services, Inc.



John R. Hall

Director since 1987

Age: 68

Principal Occupation: Retired Chairman and Chief Executive Officer of Ashland, Inc., a refiner, manufacturer and distributor of chemicals (Chairman from 1981–1997; Chief Executive Officer from 1981–1996)

Other Directorships: CSX Corporation; Humana, Inc.; UCAR International, Inc.; USEC Inc.



Laban P. Jackson, Jr.

Director since 1993

Age: 58

Principal Occupation: Chairman and Chief Executive Officer of Clear Creek Properties, Inc., a real estate development company, since 1989

Other Directorships: Interactive Pictures Corporation



John W. Kessler

Director since 1995

Age: 65

Principal Occupation: Owner of John W. Kessler Company, a real estate development company, since 1972; also Chairman of The New Albany Company and Marsh & McLennan Real Estate Advisors, Inc., both real estate development firms, since 1988 and 1980, respectively

Other Directorships: Abercrombie & Fitch Co.



Richard A. Manoogian

Director since 1978

Age: 64

Principal Occupation: Chairman and Chief Executive Officer of Masco Corporation, a diversified manufacturer of home improvement and building products, since 1985

Other Directorships: Masco Corporation; Metaldyne Corporation; MSX International, Inc.



William T. McCormick, Jr.

Director since 1985

Age: 56

Principal Occupation: Chairman and Chief Executive Officer of CMS Energy Corporation, a diversified energy company, since 1988, and Chairman of Consumers Energy, CMS' principal subsidiary, since 1995

Other Directorships: CMS Energy Corporation; Consumers Energy; Rockwell International Corporation; Schlumberger Limited



Heidi G. Miller

Director since October 2000

Age: 47

Principal Occupation: Vice Chairman of Marsh, Inc., an insurance and professional services firm, since January 2001

Recent Business Experience: March–November, 2000—Senior Executive Vice President, Chief Financial Officer and Head of Strategic Planning, Priceline.com; 1998–March 2000—Chief Financial Officer, Citigroup, Inc.; 1995–1998—Chief Financial Officer, Travelers Group

Other Directorships: General Mills, Inc.; Mead Inc.; Merck & Co., Inc.



David C. Novak

Director since February 2001

Age: 48

Principal Occupation: Chairman (since January 2001) and Chief Executive Officer (since January 2000) of Tricon Global Restaurants, Inc., a restaurant operations company

Recent Business Experience: June 1997–January 2000—Vice Chairman and President, Tricon Global Restaurants, Inc.; August 1996–June 1997—Group President and Chief Executive Officer, KFC and Pizza Hut, North America (subsidiaries of PepsiCo); 1994-1996—President, KFC North America (subsidiary of PepsiCo)

Other Directorships: Tricon Global Restaurants, Inc.



John W. Rogers, Jr.

Director since 1998

Age: 43

Principal Occupation: Chairman and Chief Executive Officer of Ariel Capital Management, Inc., an institutional money management firm founded by Mr. Rogers in 1983; the firm is the investment advisor, administrator and distributor of Ariel Mutual Funds

Other Directorships: Aon Corporation; GATX Corporation; Exelon Corporation; Ariel Mutual Funds



Frederick P. Stratton, Jr.

Director since 1988

Age: 62

Principal Occupation: Chairman and Chief Executive Officer of Briggs & Stratton Corporation, producer of air cooled gasoline engines, since 1986

Other Directorships: Briggs & Stratton Corporation; Midwest Express Holdings, Inc.; Weyco Group, Inc.; Wisconsin Electric Power Company; Wisconsin Energy Corporation



Robert D. Walter

Director since 1987

Age: 55

Principal Occupation: Chairman and Chief Executive Officer of Cardinal Health, Inc., a pharmaceutical service provider, since 1971

Other Directorships: Cardinal Health, Inc.; Infinity Broadcasting Corporation; Viacom Inc.

Director Meeting Attendance and Fee Arrangements

The following table summarizes the membership of the Board and each of its committees, and the number of times each met during 2000.

	Board	Audit & Risk Management*	Organization, Compensation & Nominating	Public Responsibility	Executive
Mr. Bryan	Member	Member			
Mr. Crown	Member		Member	Member	
Mr. Dimon	Member				Chair
Dr. Fay	Member		Member	Chair	Member
Mr. Hall	Member		Chair		Member
Mr. Jackson	Member	Member			
Mr. Kessler	Member		Member		
Mr. Manoogian	Member		Member		
Mr. McCormick	Member	Member			
Ms. Miller	Member		Member		
Mr. Novak	Member				
Mr. Rogers	Member	Member		Member	
Mr. Stratton	Member	Member		Member	
Mr. Walter	Member	Chair			Member
Number of Meetings in 2000	10	11	10	5	0

---

* The Audit Committee, which met five times in 2000, and the Risk Management Committee, which met four times in 2000, were combined in July 2000 to form the Audit and Risk Management Committee, which met two times thereafter.

During 2000, each director attended 75% or more of the total meetings of the Board and the committees on which he or she served (held during the period he or she served as a director), except for Ms. Miller, who joined the Board in October 2000 and was unable to attend Board and committee meetings in December because of prior commitments. Mr. Novak joined the Board in February 2001.

Each non-officer director receives an annual cash retainer of $60,000 and an annual grant of shares of common stock equal in value to $30,000. The non-officer Chair of each committee receives a chairperson retainer of $6,000. In addition, each non-officer director who is a member of the Executive Committee receives a fee of $1,000 for each meeting of the Executive Committee which he or she attends, and all non-officer directors receive a $1,000 meeting attendance fee when they attend meetings of special committees. No additional fees are paid to non-officer directors for attending Board or committee meetings. Officers of Bank One or its subsidiaries do not receive an annual retainer, meeting fees, stock or other compensation for service as directors or on Board committees. In 2001, the stock portion of the total annual retainer paid to non-officer directors will be increased to 50%.

Non-officer directors may elect each year to have their annual cash retainer paid in any combination of the following: (i) cash paid on a quarterly basis; (ii) a deferred cash payment pursuant to Bank One's Director Deferred Compensation Plan (the "Director Deferral Plan"); or (iii) shares of Bank One common stock, stock options, or stock units pursuant to the Director Stock Plan. Amounts deferred into the Director Deferral Plan earn a return equivalent to the rate of return on one or more of the investment funds in Bank One's 401(k) Savings and Investment Plan.

Committees of the Board of Directors

Audit and Risk Management Committee

The Audit and Risk Management Committee was formed by the Board in July 2000 by combining the members of the former Audit Committee and the former Risk Management Committee. The combined committee adopted a new charter in December 2000. The committee assists the Board in monitoring:

- the integrity of Bank One's financial statements
- Bank One's compliance with legal and regulatory requirements
- the effectiveness of internal controls
- the performance of Bank One's internal and external auditors

- policy standards and guidelines for risk management
- financial transactions, capital management and financial planning and performance

A detailed list of the committee's functions is included in its charter, which is attached to this proxy statement as Appendix A.

Public Responsibility Committee

Formerly known as the Employee and Public Responsibility Committee, this committee adopted a new charter in September 2000. The committee:

- reviews and considers Bank One's position and practices on issues in which the financial services industry interacts with the public
- reviews the plans and results of compliance with the Community Reinvestment Act, fair lending laws and related consumer laws
- reviews management's plans and actions relating to philanthropic contributions
- reviews management's plans and actions relating to current or emerging public policy issues

Organization, Compensation and Nominating Committee (the "Compensation Committee")

The Compensation Committee addresses matters relating to employment, compensation and management performance. The committee adopted a new charter in October 2000. The committee:

- ensures the effectiveness of Bank One's key executive officers (the "Planning Group") and appropriate management continuity, including a succession plan for the Chief Executive Officer and other key members of the Planning Group
- formally evaluates the performance of the Chief Executive Officer and reviews and recommends to the Board the Chief Executive Officer's compensation
- ensures the reasonableness and appropriateness of Planning Group compensation arrangements and levels
- monitors overall soundness and effectiveness of officer and employee compensation and benefit programs
- monitors overall soundness and effectiveness of employment-related policies and practices, including diversity and leadership development, and provides advice and counsel regarding human resources strategy
- evaluates the performance of the Board of Directors, reviews the compensation of directors, reviews and provides counsel on Board committee structure, and proposes new directors or responds to director candidates proposed by the Chairman and Chief Executive Officer or other directors

Executive Committee

The Executive Committee is composed of the Chairman and Chief Executive Officer and the chair of each Board Committee. Any Vice Chairman of the Board serves as an *ex officio* member. The committee is authorized to exercise all the powers of the Board in the management of the business and affairs of Bank One while the Board is not in session.

BENEFICIAL OWNERSHIP OF BANK ONE'S COMMON STOCK

Generally, under the rules of the Securities and Exchange Commission (the "SEC"), a person is deemed to be the beneficial owner of a security with respect to which such person, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power (which includes power to vote, or direct the voting of, such security) or investment power (which includes power to dispose of, or direct the disposition of, such security). In addition, a person is deemed to be the beneficial owner of a security if he or she has the right to acquire such voting power or investment power over the security within 60 days, such as through the exercise of a stock option.

The following table shows the beneficial ownership of Bank One's common stock as of December 31, 2000 by (i) each person that is the beneficial owner of more than five percent of outstanding Bank One common stock, (ii) each director, (iii) each executive officer named in the Summary Compensation Table on page 16, and (iv) all directors and executive officers as a group.

Name	Amount and Nature of Beneficial Ownership as of December 31, 2000(a)	Percent of Class (if 1% or greater)	Name	Amount and Nature of Beneficial Ownership as of December 31, 2000(a)	Percent of Class (if 1% or greater)
FMR Corp.	64,697,171(b)	5.595%	Richard A. Manoogian	16,598	—
William P. Boardman	571,624(c)	—	William T. McCormick, Jr.	21,863	—
James S. Boshart, III	310,332	—	Heidi G. Miller	11,647(i)	—
John H. Bryan	14,661	—	David C. Novak	0(j)	—
James S. Crown	9,250,116(d)	—	John W. Rogers, Jr.	9,175	—
James Dimon	2,035,669(e)	—	Charles W. Scharf	220,000	—
Maureen A. Fay	7,324	—	Frederick P. Stratton, Jr.	42,598(k)	—
John R. Hall	74,234(f)	—	Geoffrey L. Stringer	174,594	—
Verne G. Istock	1,621,452(g)	—	Robert D. Walter	107,029	—
Laban P. Jackson, Jr.	34,426	—	All Directors and Executive Officers as a Group(l)	15,672,040	1.35%
John W. Kessler	28,098(h)	—			

(a) As set forth in the following table, the beneficial ownership amounts include shares subject to options held as of December 31, 2000, exercisable within sixty days, and also include any shares held pursuant to Bank One's 401(k) plan as of December 31, 2000.

Name	Shares Subject to options	Shares Subject to 401(k) plan	Name	Shares Subject to options	Shares Subject to 401(k) plan
William P. Boardman	434,618	7,229	William T. McCormick, Jr.	0	N/A
James S. Boshart, III	332	0	Heidi G. Miller	0	N/A
John H. Bryan	0	N/A	David C. Novak	0	N/A
James S. Crown	22,600	N/A	John W. Rogers, Jr.	0	N/A
James Dimon	0	427	Charles W. Scharf	0	0
Maureen A. Fay	0	N/A	Frederick P. Stratton, Jr.	21,127	N/A
John R. Hall	46,127	N/A	Geoffrey L. Stringer	131,362	0
Verne G. Istock	1,152,794	0	Robert D. Walter	21,127	N/A
Laban P. Jackson, Jr.	24,204	N/A	All Directors and Executive Officers as a Group	2,559,516	27,671
John W. Kessler	7,711	N/A			
Richard A. Manoogian	0	N/A			

(b) This information is based on Schedule 13G filed on February 14, 2001, with the SEC by FMR Corp., a Massachusetts corporation ("FMR"), and its wholly owned subsidiaries Fidelity Management & Research Company ("Fidelity"), Fidelity Management Trust Company ("Fidelity Trust") and Fidelity International Limited ("Fidelity International"). Fidelity shares dispositive power with respect to 60,660,106 shares owned by the Fidelity Funds, to which it acts as investment advisor. The Board of Trustees of the Fidelity Funds has voting power with respect to these 60,660,106 shares; Fidelity carries out the voting of 60,660,106 shares under written guidelines established by the Board of Trustees. Fidelity Trust shares dispositive power with respect to 2,893,015 shares and has voting power with respect to 2,513,515; the power to vote with respect to the remaining 379,500 shares is held by the institutional accounts for which Fidelity Trust serves as investment manager. Fidelity International has sole dispositive power and sole voting power with respect to 1,144,050 shares. FMR's address is 82 Devonshire Street, Boston, Massachusetts 02109.

(c) Includes 1,272 shares Mr. Boardman owns as trustee for the benefit of his children and of which he disclaims beneficial ownership.

(d) Includes 74,024 shares Mr. Crown owns individually; 5,477,911 shares owned by partnerships of which Mr. Crown is a partner; 1,172,063 shares owned by a partnership whose partners include a corporation of which Mr. Crown is a director, officer and shareholder, and a trust of which Mr. Crown is a beneficiary; 781,404 shares owned by a not-for-profit corporation of which Mr. Crown is a director; and 1,517,820 shares owned by a partnership whose partners include a corporation of which Mr. Crown is a shareholder, and a partnership of which Mr. Crown is a partner. Also included are 197,909 shares owned by trusts of which Mr. Crown is a co-trustee; and 6,385 shares owned by Mr. Crown's spouse. Mr. Crown disclaims beneficial ownership of the shares held by the various persons and entities described above except for the shares he owns individually and, with respect to shares owned by entities, except to the extent of his interest in such entities.

(e) Includes 1,000,000 shares owned by Mr. Dimon's spouse.

(f) Includes 896 shares, of which Mr. Hall disclaims beneficial ownership, owned by Mr. Hall's spouse.

(g) Includes 27,954 shares, of which Mr. Istock disclaims beneficial ownership, owned by Mr. Istock's spouse.

(h) Includes 17,000 shares owned by a trust of which Mr. Kessler is trustee.

(i) Includes 10,000 shares owned by Ms. Miller's spouse and 1,200 shares Ms. Miller holds as custodian for her children; Ms. Miller disclaims beneficial ownership of these shares.

(j) Bank One's window period policy prevented Mr. Novak from purchasing shares when he joined the Board in February 2001.

(k) Includes 5,000 shares held in a retirement plan for Mr. Stratton's benefit.

(l) For purposes of this table, the term "executive officers" includes all persons who were members of the Planning Group on December 31, 2000, plus Mr. Istock, who retired on September 19, 2000.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires each of Bank One's directors and officers, and each beneficial owner of more than ten percent of a registered class of Bank One's equity securities, to file with the SEC an initial report of the person's beneficial ownership of Bank One's equity securities and subsequent reports regarding changes in such ownership. To the best of Bank One's knowledge, each person who was so subject to Section 16(a) with respect to Bank One at any time during 2000 filed on a timely basis all such reports required for the year.

ORGANIZATION, COMPENSATION AND NOMINATING
COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Compensation Philosophy

During 2000, Bank One made significant changes in its executive leadership team and compensation philosophy. As a result, all areas of director, executive and employee compensation were examined and, in many cases, programs were substantially revised for 2001 to reflect a new philosophy.

The goal of these changes was to create a simpler, more balanced and more cost-effective compensation program with a greater focus on variable pay and a direct link to Bank One's performance. These changes contribute to cost efficiencies both now and in the future and also provide greater incentives for employees to focus on stockholder value creation thus increasing their own rewards through stock appreciation.

In reviewing or modifying various compensation and benefit programs for 2001, Bank One focused on the following guiding principles:

- Compensation should be performance-driven, based on individual, business unit and overall corporate results;

- Compensation should be fair—more highly compensated employees should expect greater long-term, performance-based rewards but fewer entitlements or perquisites and greater cost-sharing for basic benefits; and

- Long-term, stock-based compensation and ownership at all levels, particularly by senior managers, executive officers and directors, is an essential component of overall compensation.

Stock Ownership Commitment

Bank One is committed to encouraging stock ownership, not only for senior managers, executive officers and directors, but also for employees at all levels. Stock-based rewards form a significant portion of overall compensation opportunity for executives. In addition, stock ownership is encouraged through a variety of general benefit programs for all employees. For 2001, Bank One made a number of changes in its compensation and benefits to emphasize this commitment in the future. These changes include:

- The director compensation program was revised increasing to 50% the portion of the annual retainer paid in stock;

- The Committee approved new and stronger stock ownership guidelines for senior managers and executive officers, including a commitment from Planning Group members to continue to hold, during their tenure at Bank One, 75% of all shares received as compensation;

- The annual bonus program for senior managers and executive officers was revised to require that one-third of all bonuses be paid in forfeitable restricted shares;

- Annual stock option award opportunities were expanded to include top performing and high potential employees in first-level supervisory and professional positions, adding 5,600 employees in 2001 to the number of employees receiving stock options;

- Bank One's 401(k) program was revised to require that employer matching contributions be invested in Bank One stock and remain in Bank One stock until age 55 (by the end of 2001, about 60,000 employees are expected to be Bank One stockholders under the 401(k) plan);

- A new offering was approved under Bank One's long-standing Employee Stock Purchase Plan which provides opportunities for employees at all levels to purchase stock through a payroll deduction and savings arrangement; and

- Stock option terms and conditions were revised to provide a more graduated vesting schedule and a shorter term (vesting over five years instead of two, and a reduction in term from 20 to 10 years), and to reduce entitlements following termination.

Other Benefit Program Changes

In keeping with Bank One's compensation philosophy, various changes were made to update Bank One's existing benefit programs, to eliminate entitlements and to reduce programs or features that favored highly compensated employees. Changes affecting executive officers include:

- Elimination of future benefit accruals under the Supplemental Executive Retirement Plan;

- Elimination of the Executive Management Separation Plan; and

- Reduction in covered compensation under the 401(k) plans to limit benefits for highly compensated employees.

Overview of Compensation Components and 2000 Payments

Compensation for an executive generally includes base salary, cash bonus and long-term stock incentives. Each year, the Committee reviews and establishes a "peer group" to be used in assessing competitive compensation trends and pay levels. The Committee then reviews and analyzes Bank One's executive compensation programs with respect to each major component of compensation and aggregate total compensation to ensure competitiveness against the peer group. For 2000, the Committee defined the peer group as a selected group of bank holding companies and two diversified financial institutions. For 2001, the peer group has been refined to include all bank holding companies with more than $100 billion in assets and one similar diversified financial services company.

Base Salaries

Base salaries for executive officers are reviewed annually and adjusted to reflect competitive practices within the peer group for positions with similar roles and responsibilities. Individual performance, time in position, prior experience and specific knowledge are also considered during the annual salary review process. Base salaries may also be adjusted at other times of the year for changes in position, level of responsibility, special assignments or competitive situations. The Committee exercises broad discretion when setting base salary levels and considers all of the above criteria.

Annual Incentive Compensation

Cash bonuses are paid to Bank One's executive officers through their participation in the Planning Group Annual Incentive Plan (the "Bonus Plan"). The Bonus Plan establishes target annual incentive levels, and the aggregate of all target awards for executive officers is the basis for an incentive "pool" which is approved by the Committee at the beginning of each year.

The Committee establishes financial performance objectives, as well as minimum or threshold performance goals each year and a prescribed formula for adjusting the final incentive pool based on actual financial results compared to its pre-determined measures and goals. For 2000, the Committee had established an earnings per share ("EPS") goal and a prescribed funding formula for adjustment of the incentive pool. Based on 2000 EPS results, no cash bonuses were paid under the Bonus Plan. One-third of the members of the Planning Group, including Mr. Dimon, had contractually guaranteed cash bonus commitments for 2000 pursuant to their recruitment and hire arrangements. Mr. Dimon and other affected executives volunteered to forgo payment of their cash bonuses. Cash awards were paid to two executives whose retirements were planned or announced but no additional stock-based compensation was granted to either of these executives.

Long Term Stock Incentive Compensation

Stock incentive awards are made under the Bank One Stock Performance Plan (the "Stock Plan"). During 2000, stock awards were in the form of non-qualified options and restricted share grants. Award targets were established based on competitive practices. From January to April 2000, non-qualified options awarded under the Stock Plan vested in two years with one-half of the shares vesting each year, and the option term was 20 years. After April 2000, non-qualified options were granted with a ten-year term and vested twenty percent in each of the first five years. Restricted share grants under the Stock Plan normally vested in five years with one-half of the award vesting at the end of the third year and the remaining half at the end of the fifth year. There were a few exceptions for newly hired executives during 2000 in which restricted shares vested in twenty-five percent increments over four years. In February 2001, the Committee determined that it was appropriate to grant stock options to the executives who had volunteered to give up contractually guaranteed bonuses payable under their recruitment and hire arrangements.

Chief Executive Officer Compensation

In March 2000, the Committee reviewed and recommended that the Board of Directors approve an Employment Agreement for James Dimon to serve as Bank One's Chairman and Chief Executive Officer. The Employment Agreement covers items such as salary, bonus and stock awards and is summarized in the Proxy Statement. The Committee retained legal counsel and an independent executive compensation consultant to provide advice concerning the terms of the Employment Agreement and it was their opinion that the provisions were within the range of current competitive practices for a person of Mr. Dimon's qualifications and a company such as Bank One. Based upon this advice and other pertinent information considered by the Committee, the Committee was satisfied that the terms of the Agreement were appropriate.

During 2000, Mr. Istock's annualized salary was $995,000 reflecting his competitive position relative to the peer group. The base salary earnings of $765,385 included in the Summary Compensation Table are a result of the timing of his annual increase and his retirement before year end. In February 2000, Mr. Istock received an award of 530,400 stock options and 107,100 restricted shares. The number of shares granted recognized Mr. Istock's position as acting Chief Executive Officer and took into account award levels within the peer group as well as the Committee's subjective assessment of his performance since becoming the acting Chief Executive Officer and expected future contributions to Bank One's success. In August 2000, the Committee reviewed and recommended for the Board of Directors' approval terms of an agreement with Mr. Istock covering various financial and non-financial provisions in connection with his retirement from Bank One. A summary of this agreement is set forth in the Proxy Statement. Based on the Committee's recent experience and familiarity with agreements of this type as well as other relevant information provided to the Committee, the Committee determined that the terms of the agreement were appropriate.

Covered Compensation and Deductibility

The Committee believes that executive compensation should be reasonable and competitive and that a substantial portion of total compensation for executives should be based upon Bank One's performance. The Committee desires to optimize both the effectiveness and tax-efficiency of compensation delivered to executive officers. It is Bank One's general policy to obtain the maximum possible corporate tax deduction for all forms of compensation paid to its executive officers by qualifying under Section 162(m) of the Internal Revenue Code. The Corporation believes that all compensation paid for 2000 to executives qualifies for maximum deductibility under Section 162(m). In order to best achieve the goals of Bank One and serve the long-term interests of stockholders, the Committee recognizes that payment of non-deductible compensation may be necessary under certain circumstances.

Respectfully submitted,
The Organization, Compensation and
   Nominating Committee

John R. Hall, Chair
James S. Crown
Maureen A. Fay, O.P.
John W. Kessler
Richard A. Manoogian
Heidi G. Miller

PERFORMANCE GRAPH

The following graph compares the cumulative total return on Bank One common stock with:

- the Standard & Poor's 500 Index, and
- the Standard & Poor's Bank Composite Index.

Each index is market-capitalization-weighted, meaning that companies with a higher market value count more in each index. Each index includes Bank One common stock. The values in the graph show the relative performance of a $100 investment made on December 31, 1995, in Bank One common stock and each index. The comparisons in this table are set forth in response to SEC disclosure requirements and are not intended to forecast or be indicative of the future performance of Bank One common stock.

The S&P Bank Composite Index is composed of the larger "Major Regional" and "Money Center" banks selected by Standard & Poor's. As of December 31, 2000, the S&P Bank Composite Index included 24 Major Regional and three Money Center banks and bank holding companies.

Comparison of Five Year Cumulative Total Return[1]
Among Bank One, S&P 500 Index and S&P Bank Composite Index[2]



	1995	1996	1997	1998	1999	2000
Bank One	100	130	170	181	118	140
S&P 500	100	123	164	210	255	231
S&P Bank Composite	100	141	204	218	189	223

(1) Assumes $100 invested at December 31, 1995, with quarterly reinvestment of dividends.

(2) At December 31 of each year.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Officer Compensation Table

The following table sets forth the compensation paid, earned or awarded for the years indicated, to the individuals who served as Bank One's chief executive officer during 2000 and its other four most highly compensated executive officers.

Summary Compensation Table

| | | Annual Compensation | | | Long Term Compensation | | | |
| | | | | | Awards(3) | | Payouts | |
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Other Annual Compensation ($)(2)	Restricted Stock Awards ($)(4)	Securities Underlying Options/SARs (#)(5)	LTIP Payouts ($)(6)	All Other Compensation ($)(7)
James Dimon(a) Chief Executive Officer	2000	$750,000	$ 0	$218,208	$ 1,000,168	3,455,000	$ 0	$ 57,767
William P. Boardman(b) Vice Chairman of the Board	2000 1999 1998	607,885 471,817 444,720	250,000 315,000 350,000	118,122 147,069 21,570	473,231 400,480 342,423	235,700 37,800 23,515	0 0 671,693	92,711 33,630 31,102
James S. Boshart, III(c) Executive Vice President	2000	157,692	0	27,927	10,182,000	930,000	0	36,821
Charles W. Scharf(c) Executive Vice President	2000	269,231	0	123,868	6,423,300	910,000	0	18,559
Geoffrey L. Stringer(b) Executive Vice President	2000 1999 1998	273,558 267,308 257,308	600,000 2,000,000 1,000,000	1,300 0 0	235,294 100,120 0	176,800 9,450 25,901	0 0 0	78,961 12,029 509,429
Verne G. Istock(a) Acting Chief Executive Officer	2000 1999 1998	765,385 949,231 818,270	0 0 1,750,000	26,035 6,631 177,091	2,831,456 2,002,400 0	530,400 189,000 333,567	0 0 0	8,325,661 42,715 13,806,873

(a) Mr. Istock served as Acting Chief Executive Officer until the appointment of Mr. Dimon as Chief Executive Officer on March 27, 2000.

(b) Mr. Boardman retired on February 28, 2001. Mr. Stringer plans to retire in the second quarter 2001.

(c) Messrs. Boshart and Scharf commenced employment with Bank One on September 5 and June 12, 2000, respectively.

(1) Pursuant to their recruitment and hire arrangements, for 2000, Mr. Dimon had a contractually guaranteed cash bonus commitment and Messrs. Boshart and Scharf had contractually guaranteed cash bonus and restricted stock award commitments. Each volunteered to forgo payment of these commitments. In February 2001, each of these officers received a grant of stock options; however, Mr. Dimon's grant is subject to stockholder approval of the performance goals under the Stock Performance Plan. See the "Securities Underlying Options/SARs" column in this table.

(2) This column includes moving expenses as follows:

Name	2000	1999
James Dimon	$103,668	$ —
William P. Boardman	55,441	65,201
James S. Boshart, III	27,350	—
Charles W. Scharf	73,093	—

(3) The stock options and restricted shares granted to Messrs. Boshart and Scharf pursuant to their recruitment and hire arrangements were intended, in part, to replace equity-based compensation from their previous employers that they each forfeited upon joining Bank One.

(4) As of December 31, 2000, the total number of outstanding restricted shares and the value of the shares (based upon the $36.625 per share closing price) were as follows:

Name	Shares	Value
James Dimon	35,242	$ 1,290,738
William P. Boardman	58,869	2,156,077
James S. Boshart, III	300,000	10,987,500
Charles W. Scharf	195,000	7,141,875
Geoffrey L. Stringer	10,900	399,213
Verne G. Istock	0	0

Dividends on these shares are payable in cash. The restricted shares granted in 2000 vest, as to Mr. Dimon, in 20% increments over five years, and, as to Messrs. Boshart and Scharf, in 25% increments over four years.

(5) For Messrs. Dimon, Boshart and Scharf, the number of stock options listed in this column for 2000 includes the options referred to in footnote (1) to this table in the amounts of 215,000, 130,000 and 130,000, respectively. For Messrs. Istock and Stringer, the number of stock options listed in this column for 1998 represents the sum of new and restorative stock options granted during the year. In 1998, Mr. Istock was granted 106,920 new stock options, and Mr. Stringer was granted 5,832 new stock options. For a description of restorative stock options, see footnote (2) to the "Options/SAR Grants in Last Fiscal Year" table on page 18.

(6) The dollar value of Mr. Boardman's 1998 payout was based on the market value of Bank One common stock on the date the payout was made.

(7) For 2000, this column consists of the following:

a. The values of split-dollar life insurance arrangements, and the premiums paid therefor, as follows:

Name	Amount
James Dimon	$45,652
William P. Boardman	36,738
James S. Boshart, III	36,821
Charles W. Scharf	18,559
Geoffrey L. Stringer	18,961
Verne G. Istock	79,738

b. Employer matching contributions to the 401(k) and supplemental 401(k) plans:

Name	Amount
James Dimon	$12,115
William P. Boardman	55,973
James S. Boshart, III	0
Charles W. Scharf	0
Geoffrey L. Stringer	60,000
Verne G. Istock	45,923

c. A severance payment to Mr. Istock of $8.2 million pursuant to the agreement described on page 21.

Option Grants Table

The following table provides information on stock options granted in 2000 to the executive officers named in the Summary Compensation Table. In 2000, all options to these officers were new grants and no grants were restorative stock options. All options granted by Bank One in 2000 were non-qualified stock options, and no stock appreciation rights ("SARs") were granted. The actual value of the options will depend on the market value of Bank One common stock on the dates the options are exercised. No realization of value from the options is possible without an increase in the price of the common stock, which would benefit all stockholders.

Option/SAR Grants in Last Fiscal Year

| | Individual Grants | | | | |
Name	Number of Securities Underlying Options/ SARs Granted (#)(1)(2)	Percent of Total Options/SARs Granted to Employees in Fiscal Year(3)	Exercise or Base Price ($/Share)	Expiration Date	Grant Date Present Value ($)(4)
James Dimon	3,240,000	7.59%	$28.38	3/27/2010	$27,856,305
William P. Boardman	235,700	0.55	26.44	2/28/2011*	1,888,268
James S. Boshart, III	800,000	1.87	33.94	8/31/2010	7,928,384
Charles W. Scharf	780,000	1.83	32.94	6/12/2010	7,502,414
Geoffrey L. Stringer	176,800	0.41	26.44	12/31/2006	1,416,401
Verne G. Istock	530,400	1.24	26.44	9/30/2005	4,249,204

*2/28/2006 for 147,300 options.

(1) One-half of the option grants to Messrs. Boardman, Stringer and Istock were exercisable on each of the first two anniversaries of the grant date, which was February 15, 2000. However, as a result of their retirements, all options granted to them in 2000 became exercisable on their retirement dates, except options to purchase 132,600 shares granted to Mr. Stringer which were cancelled incident to his retirement. One-fifth of the option grants to Messrs. Dimon, Boshart and Scharf are exercisable on each of the first five anniversaries of the grant dates, which were March 27, August 31 and June 12, 2000, respectively.

(2) *Restorative Option Feature:* Stock options granted by Bank One and certain predecessor companies include a feature which provides for the issuance of restorative options. The restorative feature allows a participant who exercises a stock option during the participant's employment, and who pays all or a part of the exercise price of a stock option with shares of common stock held by the participant for at least six months, to receive a restorative option to purchase the number of shares of common stock equal to the number of whole shares used by the participant to pay the stock option's exercise price. Restorative options become exercisable six months after the date of grant. The expiration date of a restorative option is the expiration date of the original stock option to which it relates, and the exercise price is not less than 100% of the closing price of the common stock on the business day preceding the date the restorative option is granted.

Under the restorative feature of stock options issued by predecessor company First Chicago Corporation, additional restorative options are granted with respect to shares exchanged to pay tax withholding obligations related to the option exercise; the market price of the common stock must be at least 25% higher than the exercise price of the outstanding stock option at the time of exercise of the new stock option; and a restorative stock option will not be granted upon the exercise of a restorative stock option.

(3) The percentages shown are based on total options granted in 2000 (both new and restorative options) on 42,694,629 shares of common stock.

(4) The grant date present values were determined using the Black-Scholes standard option pricing model based on the following assumptions:

Grant Date	Vesting	Duration	Dividend Yield	Volatility	Risk free Rate of Return
2/15/00	50% at first 2 anniversaries	20 years	4.76%	37.72%	6.03%
3/27/00	20% at first 5 anniversaries	10 years	4.76	37.72	6.03
6/12/00	20% at first 5 anniversaries	10 years	5.46	40.24	6.26
8/31/00	20% at first 5 anniversaries	10 years	5.46	40.24	6.26

No adjustments were made in calculating the grant date present value of an option to account for potential forfeitures or the non-transferable nature of the option.

2000 Option Exercises and Year-End Option Value Table

The following table provides information on options exercised in 2000 by the executive officers named in the Summary Compensation Table, the number of unexercised options held at December 31, 2000, and the value of the unexercised in-the-money options held as of that date. No SARs were outstanding at any time during 2000.

**Aggregated Option/SAR Exercises in Last Fiscal Year
and FY-End Option/SAR Values**

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#)		Value of Unexercised In-the-Money Options/SARs at FY-End ($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
James Dimon	0	$ 0	0	3,240,000	$ 0	$30,172,500
William P. Boardman...................	5,066	79,591	97,614	337,004	1,000,550	2,806,719
James S. Boshart, III	0	0	0	800,000	0	2,998,000
Charles W. Scharf	0	0	0	780,000	0	3,709,050
Geoffrey L. Stringer	0	0	38,237	186,250	64,451	1,988,558
Verne G. Istock	0	0	1,152,794	0	7,048,721	0

(1) The values are based on the $36.625 per share closing price of Bank One's common stock on December 31, 2000, less the exercise price of the options.

Pension Plans

Personal Pension Account Plan. In general, salaried employees and regular hourly employees (scheduled to work at least 20 hours per week) of designated subsidiaries are eligible to participate in Bank One's Personal Pension Account Plan ("PPAP") upon completing one year of service. The PPAP provides that a participant is 100% vested after completing five years of vesting service. The PPAP was amended and restated effective as of January 1, 2000, reflecting the merger of predecessor companies' pension plans. Various transition benefits for employees at or nearing retirement age under prior pension plans continue to apply, with certain modifications, under the PPAP.

After becoming eligible to participate in the PPAP, an employee's PPAP account is credited with a percentage of the employee's covered compensation for each month, as reflected in the following chart. Covered compensation includes base pay, commissions, eligible bonus, overtime, shift differential, and certain amounts deducted on a pre-tax basis up to applicable compensation limits imposed under federal tax laws.

Completed Anniversary Years of Service For PPAP Contributions	Percent of Eligible Monthly Pay Credited to PPAP Account
1 to 4	3.0%
5 to 9	4.0
10 to 14	5.0
15 to 19	6.0
20 to 24	7.5
25+.............................	9.0

At the end of each month, the participant's beginning account balance also is credited with interest for the month at a rate equal to the one-year U.S. Treasury bill rate plus 1% (subject to a minimum rate of 4.5%). Interest rates are determined on a quarterly basis.

Generally, an employee who has attained age 65 (with a minimum of five years of vesting service) is entitled to receive annual retirement income (in monthly installments) for life equal to the actuarial equivalent of the employee's balance. Participants may commence a reduced annuity benefit at any earlier age after separation from service, and (with spousal consent) may elect a lump sum payment of their PPAP account balance.

Supplemental Personal Pension Account Plan. Bank One's Supplemental Personal Pension Account Plan ("Supplemental PPAP") permits the payment of supplemental benefits to employees whose annual benefits upon retirement under the PPAP would exceed those permitted by federal tax laws. There is a $1 million annual ceiling on total covered compensation. The Supplemental PPAP provides that if the amount of the annual retirement benefit that would otherwise be payable under the PPAP to a person who has completed five or more years of vesting service is limited by reason of compliance with federal tax laws, such person shall be entitled to a supplemental benefit equal to the difference between the benefit such person receives under the PPAP and the benefit such person would have received if such limitation had not been in existence. The benefit is payable from the general assets of Bank One.

Estimated Annual Benefits Payable to Executive Officers. The following table provides the estimated annual benefits (including Supplemental PPAP benefits) payable for life, beginning at normal retirement age (65), for each of the executive officers named in the Summary Compensation Table based on years of service through December 31, 2000, and with projected interest credits on cash balances estimated at a rate of 7.18% per annum (the applicable rate in December 2000):

Name	Year of 65th Birthday	Estimated Annual Benefit
James Dimon(1)	2021	—
William P. Boardman(2)	—	—
James S. Boshart, III(1)	2010	—
Charles W. Scharf(1)	2030	—
Geoffrey L. Stringer	2008	$284,694
Verne G. Istock(3)	—	—

(1) At December 31, 2000, Messrs. Dimon, Boshart and Scharf were not eligible to participate in the PPAP and the Supplemental PPAP, since they had not completed one year of service.

(2) Mr. Boardman's pension benefits will be paid pursuant to the agreement described on page 21.

(3) Mr. Istock's pension benefits will be paid pursuant to the agreement described on page 21.

Supplemental Executive Retirement Plan. Bank One's Supplemental Executive Retirement Plan ("SERP") provides retirement benefits to certain executives who attain age 55 and complete 10 or more years of service at the time of termination of employment or death. Effective December 31, 2000, participation in the SERP was discontinued for new participants and was limited to the individuals participating as of that date, and the incremental annuity benefit payable to each participant was frozen at the amount then accrued. This annual annuity amount was determined by multiplying the average of the five highest annual amounts of compensation (base salary plus bonus) paid to the participant during the last ten years by a percentage (up to 60%) computed by multiplying the number of years of the participant's credited service by 2%, and then reduced by the annual benefits payable under the PPAP and the Supplemental PPAP. The SERP retirement benefits are payable at age 65; however, reduced benefits are available in the event of termination prior to age 65, and participants at least age 55 with total age and years of service equal to or exceeding 85 at retirement receive unreduced benefits. Payment of benefits may be in the form of a single lump sum or an annuity.

Except for Mr. Stringer, none of the executive officers named in the Summary Compensation Table will receive a retirement benefit pursuant to the SERP. The estimated annual benefit payable to Mr. Stringer at his normal retirement age of 65 in the year 2008 is $474,833.

Termination of Employment and Change of Control Agreements

Change of Control Agreements. Change of control severance agreements are in effect between Bank One and members of the Planning Group (including Messrs. Boshart and Scharf but not Mr. Dimon). These agreements (the "Change of Control Agreements") provide, generally, that in the event of a covered termination of employment by an executive officer following a Change of Control (as defined), the executive is entitled to receive a severance payment equal to 2½ times the sum of the executive's base salary and specified bonus. In addition, the executive would receive certain other payments and benefits, including increased pension benefits and continuation of employee welfare benefits. If any amounts payable to an executive under the Change of Control Agreements or otherwise would subject the executive to the excise tax under Internal Revenue Code section 4999, Bank One, subject to a de minimis amount, will make a payment to the executive such that after the payment of all income and excise taxes, the executive will be in the same after-tax position as if no excise tax had been imposed. Mr. Dimon's change of control benefits are governed by his agreement described below.

Severance/Pay Continuation Policy. Bank One's Executive Management Separation Plan (the "Separation Plan"), which provided benefits to executive officers after termination of employment, was eliminated effective December 31, 2000. Following a transition period described below, all executive officers will receive separation benefits in accordance with Bank One's severance policy applicable to all employees. The severance policy provides that if an executive officer is involuntarily terminated, except termination for cause, the officer shall receive three weeks of base salary for each year of service, but not less than 12 weeks nor more than 52 weeks of base salary. For those executive officers who were covered by the Separation Plan when it was adopted in October 1999, they shall each receive a benefit equal to the amount calculated as of October 1, 1999, pursuant to the Separation Plan, reduced by the sum of all salary and incentive bonuses paid or payable from January 1, 2001, through the date of termination, but in no event less than the amount payable under the standard severance policy. All other executive officers (including Messrs. Boshart and Scharf but not Mr. Dimon) shall, until February 1, 2002, each receive a benefit equal to two times their annualized base salary plus a proportionate bonus for 2001; and thereafter the amount payable under the standard severance policy. Mr. Dimon's separation benefits are governed by his agreement described below.

Agreement with James Dimon. In connection with the hiring of James Dimon to serve as Bank One's Chairman and Chief Executive Officer, Bank One and Mr. Dimon entered into an Employment Agreement dated as of March 27, 2000 (the "Agreement"). Pursuant to the Agreement, Mr. Dimon will receive compensation as follows: an annual base salary of not less than $1 million; an award as of March 27, 2000, of 35,242 restricted shares of common stock, 20% of which will vest on each of the first five anniversaries of the date of grant; an award as of March 27, 2000, of stock options to purchase 3.24 million shares (in tranches of 1.24 million, 1 million and 1 million shares) of common stock at $28.375 per share expiring in ten years and exercisable as to each tranche at the rate of 20% per year on each of the first five anniversaries of the date of grant (provided, however, that the options to purchase 1 million shares pursuant to the second and third tranches shall become immediately exercisable on the dates the closing price of the common stock equals or exceeds $50 and $60 respectively); commencing in 2002, annual equity-based awards (such as stock options and restricted shares) having a grant value of not less than $7 million per year; a bonus for 2000 of not less than $2.5 million and thereafter an annual bonus of up to four times his base salary with a target bonus of 2.5 times base salary; and reimbursement, on an after-tax basis, for expenses incurred by Mr. Dimon in moving to Chicago. The Agreement provides that if Mr. Dimon's employment is terminated (other than for cause as defined or due to death or disability) or if Mr. Dimon terminates employment for good reason (as defined), Mr. Dimon will be entitled to receive the following: his base salary through the date of termination, a proportionate bonus based upon his target bonus for that year, and a cash payment equal to 2.5 times the sum of his base salary and the average bonus paid to him for the three prior years; and Bank One will provide Mr. Dimon with continued medical and welfare benefits for 36 months after the date of termination. In the event of a Change of Control (as defined), the restricted shares and stock options granted to Mr. Dimon on March 27, 2000 become vested and immediately exercisable. If any amounts payable to Mr. Dimon under the Agreement would subject him to the excise tax under Internal Revenue Code section 4999, Bank One will make a payment to Mr. Dimon such that after the payment of all income and excise taxes, Mr. Dimon will be in the same after-tax position as if no excise tax had been imposed. In December 2000, at Mr. Dimon's request, the Agreement was amended to eliminate his right to receive SERP benefits.

Agreement with Verne G. Istock. In connection with Mr. Istock's retirement as an officer of Bank One effective September 19, 2000, he entered into an agreement which included the following provisions: a severance payment to him of $8.2 million in October 2000; a pension of $2.23 million per year commencing in October 2000, which includes the pension benefits to which he is otherwise entitled; the vesting of his February 16, 1999 and February 15, 2000 awards of 40,000 and 107,100 restricted shares; the right to exercise all outstanding stock options, whether or not yet exercisable, on September 30, 2000, with all options continuing to be exercisable until September 30, 2005, except those with an earlier expiration date; and office space and secretarial support for life or until he commences other full-time employment.

Agreement with William P. Boardman. In connection with Mr. Boardman's retirement as an officer of Bank One effective February 28, 2001, he entered into an agreement which included the following provisions: a pension of not less than $525,000 per year, which includes the pension benefits to which he is otherwise entitled; unrestricted ownership of all outstanding restricted shares; the right to exercise all outstanding stock options, whether or not yet exercisable, with all such stock options continuing to be exercisable for ten years after retirement (five years for the 147,300 options granted on February 15, 2000) except those with an earlier expiration date; reimbursement on an after-tax basis for the incremental cost of medical health insurance until age 65; and reimbursement on an after-tax basis for any loss he may incur on the sale of his residence. In addition, in recognition of Mr. Boardman's many years of service to Bank One, the Board of Directors in February 2001 granted him an award of $250,000.

TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS, STOCKHOLDERS AND ASSOCIATES

Bank One's directors and executive officers, and FMR Corp. (a beneficial owner of more than five percent of the outstanding shares of Bank One common stock), and their respective associates, were customers of, or had transactions with, Bank One or Bank One's banking or other subsidiaries in the ordinary course of business during 2000. Additional transactions may be expected to take place in the future. All outstanding loans to directors, executive officers, FMR Corp. and their associates, commitments and sales, purchases and placements of investment securities and other financial instruments included in such transactions, were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with other persons, and did not involve more than normal risk of collectibility or present other unfavorable features. All other transactions described below were entered into in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

On March 25, 2000, Mr. Dimon purchased in a private placement from Bank One 2,000,000 shares of common stock at an aggregate purchase price of $56,750,000. The $28.375 per share purchase price was equal to the closing price of the common stock on the New York Stock Exchange on the preceding day, March 24, 2000.

Organization, Compensation and Nominating Committee Interlocks and Insider Participation.

The members of this committee are James S. Crown, Maureen A. Fay, John R. Hall (Chair), John W. Kessler, Richard A. Manoogian and Heidi G. Miller. All of the members of the committee, or their associates, were customers of or had transactions with Bank One or its banking or other subsidiaries in the ordinary course of business during 2000. Additional transactions may be expected to take place in the future. All outstanding loans to the directors and their associates, commitments and sales, purchases and placements of investment securities and other financial instruments included in such transactions, were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with other persons, and did not involve more than normal risk of collectibility or present other unfavorable features.

REPORT OF THE AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee of the Board of Directors is composed of six directors and operates under a written charter adopted by the Board of Directors. Each member of the committee meets the independence requirements of the listing standards of the New York Stock Exchange, on which Bank One's securities are listed. The duties of the Committee are summarized in this proxy statement under "Committees of the Board of Directors" on page 7 and are more fully described in the charter, which is attached as Appendix A.

Management is responsible for Bank One's internal controls and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles. Bank One's independent auditor is responsible for performing an independent audit of Bank One's consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The Committee's responsibilities include monitoring and overseeing these processes.

In this context, the Committee reviewed and discussed Bank One's audited consolidated financial statements for the year ended December 31, 2000 (the "Audited Financial Statements") with management and Bank One's independent auditor for 2000, Arthur Andersen LLP. The Committee also discussed with Arthur Andersen LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees), and both Arthur Andersen LLP and Bank One's internal auditors directly provide reports on significant matters to the Committee.

The Committee has received the written disclosures and the letter from Arthur Andersen LLP required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees), and has discussed with Arthur Andersen LLP its independence from Bank One. The following amounts were billed to Bank One by Arthur Andersen LLP and its affiliates for services rendered during 2000:

Type of Fee	Amount Billed
Audit Fees	$ 3,997,000
Financial Information Systems Design and Implementation Fees	
Arthur Andersen LLP	$ 0
Andersen Consulting*	447,162
Total	$ 447,162
All Other Fees	
Arthur Andersen LLP	$ 9,179,000
Andersen Consulting*	14,333,129
Total	$23,512,129

---

*   Andersen Consulting, known as Accenture since January 1, 2001, was operated as a separate entity affiliated with Arthur Andersen LLP; on August 7, 2000, this affiliation ended. The fees included in the table include the fees billed by Andersen Consulting prior to August 7, 2000.

The Committee considered and concluded that the provision of non-audit services by Arthur Andersen LLP and its affiliates was compatible with maintaining the independent auditor's independence.

The Committee has discussed with management and Arthur Andersen LLP such other matters and received such assurances from them as the Committee deemed appropriate.

Based on the foregoing review and discussions and relying thereon, the Committee recommended that the Board of Directors include the Audited Financial Statements in Bank One's Annual Report on Form 10-K for the year ended December 31, 2000.

In addition, the Committee recommended that the Board of Directors appoint KPMG LLP as Bank One's independent auditor for 2001, for the reasons set forth in this proxy statement. This appointment is subject to ratification by Bank One's stockholders.

Respectfully submitted,

The Audit and Risk Management Committee
    Robert D. Walter, Chair
    John H. Bryan
    Laban P. Jackson, Jr.
    William T. McCormick, Jr.
    John W. Rogers, Jr.
    Frederick P. Stratton, Jr.

PROPOSAL 2—RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITOR

A proposal will be presented at the Annual Meeting to ratify the appointment by the Board of Directors of KPMG LLP as Bank One's independent auditor for 2001.

The Audit and Risk Management Committee (the "Committee") recommended, and on February 23, 2001, the Board decided to no longer engage Arthur Andersen LLP ("Arthur Andersen") as Bank One's independent auditor. The Committee recommended the appointment of KPMG LLP, and on February 23, 2001, the Board appointed KPMG LLP as Bank One's independent auditor for 2001. This decision was based on a review by the Committee of proposals from each of the "Big 5" accounting firms and reflected its judgment as to which firm was best suited to deliver external audit services to Bank One, in light of relevant factors such as the firm's depth of experience, commitment to diversity, breadth of resources, commitment to provide exceptional service, ability to handle transition issues and location of key personnel.

The Arthur Andersen audit reports on the consolidated financial statements of Bank One for the years ended December 31, 1999 and 2000, respectively, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the two fiscal years ended December 31, 2000, and the interim period preceding the change of independent auditor, there were no disagreements between Bank One and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Arthur Andersen, would have caused it to make reference to the subject matter of the disagreement in connection with its report. Further, Arthur Andersen did not advise Bank One of any reportable events during the aforementioned time period.

Representatives of KPMG LLP will be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions presented at the meeting. Representatives of Arthur Andersen are not expected to attend the meeting.

The Board of Directors recommends that the stockholders ratify the appointment of KPMG LLP as Bank One's independent auditor for the year 2001. In the event the selection of KPMG LLP is not ratified by the affirmative vote of a majority of the shares of common stock represented at the Annual Meeting, the appointment of Bank One's independent auditor will be reconsidered by the Committee and the Board.

The Board of Directors recommends a vote FOR ratification of the appointment of KPMG LLP as independent auditor.

PROPOSAL 3—APPROVAL OF AMENDMENT TO BANK ONE'S RESTATED
CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF SHARES OF
AUTHORIZED COMMON STOCK

Background

On March 8, 2001, the Board of Directors recommended an amendment to Bank One's Restated Certificate of Incorporation to increase the aggregate number of authorized shares of common stock from 2,500,000,000 to 4,000,000,000 (the "Amendment") and has directed that the Amendment be submitted for approval to stockholders at the Annual Meeting.

The Restated Certificate of Incorporation presently authorizes the issuance of 2,500,000,000 shares of common stock and 50,000,000 shares of preferred stock. The Amendment would increase the authorized number of shares of common stock to 4,000,000,000. No change is proposed in the number of authorized shares of preferred stock.

Proposed Amendment

If the Amendment is approved, the text of the first sentence of Article Fourth of the Restated Certificate of Incorporation would read in its entirety as follows:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is four billion fifty million (4,050,000,000) shares which shall be divided into two classes as follows:

(a)   Four billion (4,000,000,000) shares of common stock, par value $0.01 per share ("Common Stock"); and

(b)   Fifty million (50,000,000) shares of preferred stock, par value $0.01 per share ("Preferred Stock").

General Effect of Proposed Amendment and Reasons for Approval

Of Bank One's 2,500,000,000 authorized shares of common stock, 1,165,324,418 were issued and outstanding as of March 16, 2001. At March 16, 2001, after taking into account shares underlying outstanding stock options and the reservation of shares for issuance under Bank One's equity-based compensation plans and dividend reinvestment plan, approximately 1,210,000,000 of the 2,500,000,000 shares authorized in the Restated Certificate of Incorporation remain available for issuance.

The Board of Directors believes the Amendment is advisable in order to maintain Bank One's financing and capital-raising flexibility, to facilitate future stock splits, to have sufficient shares available for acquisitions, employee benefit plans and other corporate purposes, and to generally maintain Bank One's flexibility in today's competitive, fast-changing environment. There are no present agreements, understandings or plans to issue any of the additional shares that would be authorized by the Amendment.

Adoption of the Amendment would enable the Board from time to time to issue additional shares of common stock for such purposes and such consideration as the Board may approve without further approval of Bank One's stockholders, except as may be required by law or the rules of any national securities exchange on which the shares of common stock are at the time listed. New York Stock Exchange rules require stockholder approval to issue common stock under certain circumstances including when the number of shares to be issued equals or exceeds 20% of the voting power outstanding (for Bank One currently, issuance of more than 233,064,883 shares of common stock). As is true for shares presently authorized, issuance of common stock authorized by the Amendment may, among other things, have a dilutive effect on earnings per share and on the equity and voting power of existing holders of common stock.

There are no preemptive rights with respect to shares of common stock. The additional authorized shares of common stock would have the identical powers, preferences and rights as the shares now authorized, including the right to cast one vote per share and to receive dividends. Under Delaware law, stockholders will not have any dissenters' or appraisal rights in connection with the Amendment. If the Amendment is approved by stockholders, it will become effective upon executing, acknowledging and filing a Certificate of Amendment required by the General Corporation Law of Delaware.

While the issuance of shares in certain instances may have the effect of forestalling a hostile takeover, the Board does not intend or view the increase in authorized common stock as an anti-takeover measure, nor is Bank One aware of any proposed or contemplated transaction of this type.

The Board of Directors recommends a vote FOR the amendment to the Restated Certificate of Incorporation to increase the number of shares of authorized common stock.


**PROPOSAL 4—APPROVAL OF PERFORMANCE GOALS
UNDER STOCK PERFORMANCE PLAN**

and

**PROPOSAL 5—APPROVAL OF PERFORMANCE GOALS
UNDER PLANNING GROUP ANNUAL INCENTIVE PLAN**


Background

Section 162(m) of the Internal Revenue Code disallows federal income tax deductions for certain compensation in excess of $1 million per year paid to each of Bank One's chief executive officer and its four other most highly compensated executive officers (collectively, "Covered Employees"). Compensation that qualifies as "other performance-based compensation" is not subject to the $1,000,000 limit. One of the conditions necessary to qualify certain incentive awards as "other performance-based compensation" is that, every five years, the material terms of the performance goals under which the awards are made must be disclosed to, and approved by, Bank One's stockholders before the incentive compensation is paid. The material terms of the performance goals that must be approved by stockholders under Section 162(m) include:

- the employees eligible to receive the performance-based compensation,
- a description of the business criteria on which each performance goal is based, and
- the maximum amount that could be paid to any individual Covered Employee.

In 1996, stockholders approved Bank One's Stock Performance Plan (the "Stock Plan"), under which awards of stock-based incentive compensation are granted, and Bank One's re-named Planning Group Annual Incentive Plan (the "Bonus Plan"), under which annual incentive bonuses are paid to executive officers. Stockholder approval of the Stock Plan and the Bonus Plan also constituted approval, in accordance with Section 162(m), of the material terms of the performance goals under each of the Plans. The Board of Directors is seeking stockholder approval of the material terms of the performance goals under each of the Plans in order to permit Bank One to continue to deduct for tax purposes compensation paid to Covered Employees under awards that qualify as performance-based compensation.

Stock Performance Plan

Eligible Employees. All of the approximately 80,000 employees (including officers and directors who are employees) of Bank One and its subsidiaries are eligible to participate in the Stock Plan.

Criteria. For those types of awards under the Stock Plan which require performance criteria to meet the definition of "other performance-based compensation", the Compensation Committee is permitted to establish performance criteria based on one or more of the following corporate performance factors: (i) earnings per share, (ii) return on average equity or (iii) return on average assets. These performance criteria may be measured in absolute terms or measured against, or in relationship to, other companies and may be based on, or adjusted for, other objective goals, events, or occurrences established by the Compensation Committee for a performance period, including earnings, earnings growth, revenues, expenses, stock price, market share, charge-offs, loan loss reserves, reductions in nonperforming assets, return on assets, return on equity, return on investment, regulatory compliance, satisfactory internal or external audits, improvements in financial ratings, achievement of balance sheet or income statement objectives, extraordinary charges, losses from discontinued operations, restatements, accounting changes and unplanned special charges such as restructuring expenses, acquisition expenses including goodwill, unplanned stock offerings and strategic loan loss provisions. The performance criteria will be measured over the performance period as the Compensation Committee shall determine for any award. Awards will be earned or paid out only upon the determination by the Compensation Committee that the performance criteria for the performance period have been achieved. The performance criteria related to an award must be established by the Compensation Committee prior to the completion of 25% of the performance period. At the end of each performance period for an award, the Compensation Committee determines the extent to which the performance criteria established for the performance period have been achieved and determines the payout of the performance award. The Compensation Committee may, in its sole discretion, reduce or eliminate the payout of any award to the extent permitted under the Stock Plan and applicable law.

Maximum Amount. The Stock Plan provides that during any five year period a participant may be granted (i) stock options and stock appreciation rights with respect to no more than 10 million shares of common stock and (ii) no more than 5 million performance shares. The exercise price of stock options granted under the Stock Plan may not be less than the closing price of the common stock on the last business day preceding the date of the grant.

Planning Group Annual Incentive Plan

Eligible Employees. The Bonus Plan permits the payment of incentive bonuses to Bank One employees who are considered to be members of Bank One's senior management and are designated by the Compensation Committee. At present, 12 individuals (the Chief Executive Officer and the other members of the Planning Group) are eligible to receive awards under the Bonus Plan. Employees who are designated as eligible to receive incentive payments under the Bonus Plan are referred to as "Participants".

Criteria. The Bonus Plan provides that for a specified period of time, generally a calendar year (an "Incentive Period"), the Compensation Committee will determine and establish (i) one or more corporate performance goals (the "Performance Goals") and (ii) the performance/payout schedule detailing the total dollar amount which may be made available for payout to all Participants as incentive payments based upon the relative level of attainment of the Performance Goals. Incentive payments will be made only upon the determination by the Compensation Committee that Bank One has achieved the Performance Goals for such Incentive Period. The Performance Goals related to, and the total dollar amount of incentive payments for, an Incentive Period must be established by the Compensation Committee prior to the completion of 25% of the Incentive Period. Incentive payments may be made in cash or restricted shares, in such proportion as the Compensation Committee determines.

The Bonus Plan authorizes the Compensation Committee to determine one or more Performance Goals for an Incentive Period which may be based on (i) earnings per share, (ii) return on average equity or (iii) return on average assets. Performance Goals may be absolute in their terms or measured against or in relationship to other companies and may be based on or adjusted for any other objective goals, events, or occurrences established by the Compensation Committee for an Incentive Period, including earnings, earnings growth, revenues, expenses, stock price, market share, charge-offs, loan loss reserves, reductions in non-performing assets, return on assets, return on equity, return on investment, regulatory compliance, satisfactory internal or external audits, improvement of financial ratings, achievement of balance sheet or income statement objectives, extraordinary charges, losses from discontinued operations, restatements, accounting changes and unplanned special charges such as restructuring expenses, acquisition expenses including goodwill, unplanned stock offerings and strategic loan loss provisions. The Performance Goals may be particular to a line of business, subsidiary or other unit or may be based on the performance of Bank One generally.

After the end of each Incentive Period, the Compensation Committee: determines the total dollar amount available for incentive payments pursuant to the performance/payout schedule established for such period, which amount will be based upon the extent to which the Performance Goals established by the Compensation Committee for such Incentive Period have been achieved; determines, in its sole discretion, the share, if any, of available dollars to be paid to each Participant (however, in the case of executive officers at or above the level of Vice Chairman, the Board has the authority to approve the share to the extent permitted under Section 162(m) of the Code and underlying regulations); and authorizes the payment of such amount to the Participant. The Compensation Committee may, in its sole discretion, reduce the size of or eliminate the total amount available for payment for an Incentive Period. In exercising its discretion to determine each Participant's incentive payment, the Compensation Committee may determine a target funding pool which will fund based upon the relative attainment of the Performance Goals and from which the Participants' incentive payments will be paid.

Maximum Amount. In no event may the maximum incentive payment for an Incentive Period to a Participant who is a Covered Employee exceed 30% of the total amount available for payment under the pool. If so determined by the Compensation Committee, the maximum incentive payment (or, in its sole discretion, any lesser amount) may be awarded to a Participant if the minimum Performance Goals established by the Committee are attained.

The Board of Directors recommends a vote FOR approval of the performance goals under the Stock Performance Plan and a vote FOR approval of the performance goals under the Planning Group Annual Incentive Plan.

OTHER MATTERS

As of the date of this proxy statement, the Board of Directors does not know of any matters to be presented at the Annual Meeting other than those specifically set forth above. If other matters should properly come before the Annual Meeting or any adjournment thereof, the persons named as proxies in the enclosed proxy card intend to vote the shares represented by them in accordance with their best judgment with respect to any such matters.

SUBMISSION OF STOCKHOLDER PROPOSALS
FOR 2002 ANNUAL MEETING

Any proposal that a holder of Common Stock intends to present at next year's Annual Meeting of Stockholders must be received by the Secretary no later than November 30, 2001, in order to be included in the proxy statement and form of proxy relating to that meeting. Stockholders should address their proposals to: Bank One Corporation, Attn: Secretary, 1 Bank One Plaza, Mail Code IL1-0276, Chicago, Illinois 60670-0276.

ANNUAL MEETING ADVANCE NOTICE REQUIREMENTS

Bank One's Restated Certificate of Incorporation and By-Laws provide that stockholder nominations for director or proposals of other business may be made in compliance with certain advance notice, informational and other applicable requirements.

In order to be considered, a stockholder's notice of a director nomination must be delivered to the address below and received by the Secretary of Bank One at least 60 days but no more than 90 days prior to the anniversary date of Bank One's immediately preceding annual meeting; provided, however, that in the event the annual meeting is more than 30 days before or 60 days after such anniversary date, notice by the stockholder must be so received not earlier than the close of business on the 90th day prior to the annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by Bank One.

For any other proposal, such notice must be delivered to the address below and received by the Secretary at least 90 days but no more than 120 days prior to the anniversary date of Bank One's immediately preceding annual meeting; provided, however, that in the event the annual meeting is more than 30 days before or 60 days after such anniversary date, notice by the stockholder must be so received not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by Bank One.

A stockholder's notice of director nominations or other proposals must contain certain information required by the Certificate and By-Laws. Copies of the Certificate and By-Laws are available upon request made to the Secretary at the address below. In addition, the requirements described above do not supersede the requirements or conditions established by the SEC for stockholder proposals to be included in Bank One's proxy materials for a meeting of stockholders.

Such stockholder notices should be delivered to Bank One Corporation, Attn: Secretary, 1 Bank One Plaza, Mail Code IL1-0276, Chicago, Illinois 60670-0276.

MISCELLANEOUS

The cost of soliciting proxies will be borne by Bank One. The solicitation will be primarily by mail. In addition to the use of the mail, some of the officers, directors and employees of Bank One and its subsidiaries may solicit proxies by telephone, telegram or personal interview without additional remuneration for such activity. Bank One intends to reimburse banks, brokerage houses and other institutions, custodians, nominees and fiduciaries for reasonable expenses in forwarding proxy material to their principals. We have also made arrangements with Georgeson & Company, Inc. to assist us in soliciting proxies from banks, brokers and nominees and have agreed to pay approximately $20,000 plus expenses for such services.

Bank One held its 2000 Annual Meeting of Stockholders on May 16, 2000. The minutes of last year's annual meeting were included as an exhibit to Bank One's Quarterly Report on Form 10-Q for the second quarter of 2000, filed with the SEC on August 14, 2000. The Form 10-Q is available at the SEC's website (www.sec.gov), or you may request a copy of the minutes by writing to Bank One Corporation, Attn: Secretary, 1 Bank One Plaza, Mail Code IL1-0276, Chicago, Illinois 60670-0276.

Stockholders are urged to sign and date the enclosed proxy card and return it as promptly as possible in the enclosed envelope. Stockholders of record can also give proxies by telephone or via the Internet as described at the beginning of this proxy statement. Bank One has been advised by counsel that our procedures for telephone and Internet voting are consistent with the requirements of applicable law.

By order of the Board of Directors,

March 30, 2001

CHRISTINE A. EDWARDS
Secretary

CHARTER

**THE AUDIT AND RISK MANAGEMENT COMMITTEE
OF THE BOARD OF DIRECTORS
BANK ONE CORPORATION**

The Audit and Risk Management Committee is appointed by the Board of Directors to assist the Board in monitoring (1) the integrity of the financial statements of the Corporation, (2) the compliance by the Corporation with legal and regulatory requirements, (3) the effectiveness of internal controls, (4) the performance of the Corporation's internal and external auditors, (5) policy standards and guidelines for risk management and (6) financial transactions, capital management and financial planning and performance. The Committee shall have responsibility and authority with respect to the matters stated in this charter for the Corporation and its subsidiaries.

The members of the Committee shall be appointed by the Board of Directors and shall meet the independence and experience requirements of the New York Stock Exchange and other applicable laws and regulations. The Committee shall consist of not less than three directors, including a Chairman. The presence of fifty percent of the members of the Committee shall constitute a quorum of the Committee, and the act of the majority of the members present at any meeting at which a quorum is present shall be the act of the Committee. The Committee shall meet at least four times annually.

The Committee shall have the authority to retain special legal, accounting or other consultants to advise the Committee. The Committee may request any officer or employee of the Corporation or the Corporation's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The Committee shall make regular reports to the Board of Directors.

The Committee shall:

1. Meet with the independent auditor to review the planning of its audit of the Corporation's financial statements.

2. Review the Corporation's annual audited financial statements with management.

3. Review the representations of management and the findings of the independent auditor as to the effectiveness of the Corporation's systems of internal controls in order to obtain reasonable assurance that the Corporation's annual and quarterly financial reports are prepared in accordance with generally accepted accounting principles and are free from material fraud or error.

4. Review with management, internal audit and the independent auditor significant accounting and reporting principles and practices applied by the Corporation in preparing its financial statements, including a discussion with the independent auditor regarding its judgments about the quality of the Corporation's accounting principles used in financial reporting.

5. Review changes to the Corporation's accounting principles and practices that materially impact the Corporation's consolidated financial statements.

6. Discuss with the independent auditor matters relating to the conduct of the audit as required by professional auditing standards.

7. Review with the independent auditor any problems or difficulties the auditor may have encountered in its work and any management letter provided by the auditor.

8. Discuss and recommend to the Board of Directors whether the Corporation's audited financial statements should be included in the Corporation's annual report on Form 10-K.

9. Review with management and the independent auditor the Corporation's quarterly financial results and assess the quality of the Corporation's earnings.

10. Recommend to the Board of Directors the appointment of the independent auditor, which firm shall be ultimately accountable to the Committee and the Board of Directors.

11. Approve the fees to be paid to the independent auditor.

12. Receive periodic written statements from the independent auditor delineating all relationships between the auditor and the Corporation, discuss with the auditor any disclosed relationships or services that may impact the objectivity and independence of the outside auditor, and if so determined by the Committee, recommend that the Board of Directors take appropriate action in response to the auditor's report to satisfy itself of the independence of the auditor.

13. Evaluate together with the Board of Directors the performance of the independent auditor and, if so determined by the Committee, recommend that the Board of Directors replace the independent auditor.

14. Review appointment and replacement of the General Auditor and review annually the responsibilities, budget and staffing of the internal audit function.

15. Review and approve where appropriate, risk management policies and procedures, including limits and limit allocations for credit risk, market risk, investment risk, liquidity risk and operating risk.

16. Review significant operational and customer service issues and monitor remediation of such issues as appropriate.

17. Review and approve guidelines relating to the issuance of securities and capital actions.

18. Review acquisitions, joint ventures and strategic arrangements from the perspective of assessing the risks assumed by such actions and implementing controls, if necessary, to limit such risks.

19. Review reports of significant issues prepared by internal audit and other risk oversight functions.

20. Review the assessment of management regarding compliance by subsidiary banks with laws and regulations designated by the FDIC as being essential for safety and soundness, and compliance by subsidiary banks with regulations of the OCC relating to fiduciary activities.

21. Review within the purview of this Charter those policies of the Corporation with regard to which applicable laws, rules and regulations require Board of Directors' approval and permit delegation to an appropriate committee of the Board of Directors.

22. Prepare the report required by the rules of the Securities and Exchange Commission to be included in the Corporation's annual proxy statement.

23. Review the Corporation's Code of Conduct and any significant violations reported by management or internal audit.

24. Review the significant results of regulatory examinations of the Corporation.

25. Review with the Corporation's Chief Legal Officer matters that may have a material impact on the Corporation's consolidated financial statements.

26. Meet at least annually with the General Auditor and the independent auditor in separate executive sessions and meet periodically in such sessions with any other persons whom the Committee deems appropriate.

27. Review and reassess the adequacy of this Charter periodically and recommend any proposed changes to the Board of Directors for approval.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations and the Corporation's Code of Conduct.